Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0287
	Washington, D.C. 20549	Expires: January 31, 2005 Estimated average burden hours per response 0.5

Check this box if no longer STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP subject to Section 16.Form 4
or Form 5 obligations may continue. Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol MEADWESTVACO CORPORATION MWV						6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) Tatar	(First) Jerome	(Middle) F.	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year 05/02			X Director X Officer(give title below) Chairman	___ 10% Owner ___ Other (specify below
(Street) One High Ridge Park						5.If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person _ Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title Security (Instr. 3)			2. Trans-action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock (a)			05/29/02	M		15,107	A	$21.5385
Common Stock (a)			05/29/02	S		15,107	D	$30.91
Common Stock (a)			05/29/02	M		1,000	A	$21.5385	78,387.00	D
Common Stock (a)									4,728.732	I	Employee Stock Plan

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V		Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$21.5385	05/29/02	M		16,107	02/23/95	02/23/04	Common Stock (a)	16,107	(1)	784,004	D
Limited Rights	$21.5385	05/29/02	J (2)		16,107	02/23/95	02/23/04	Common Stock	16,107	(2)	784,004	D
Explanation of Responses: (1) Exercise of employee stock option under 1991 Stock Option Plan.
(2) Cancelled at the time the related option was exercised.
  Rights (the "Rights") are attached to shares of Common Stock. One Right entitles the registered owner to purchase from MeadWestvaco a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value. The Rights will detach and be exercisable and transferable apart from the Common Stock ten days after a person (1) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock or (2) commences a tender or exchange offer which, upon its consummation, would result in such person beneficially owning 15% or more of the outstanding shares of Common Stock. Unless either of these events occurs, the Rights are deemed represented by the Common Stock certificates and no separate trading market exists for the Rights.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jerome F. Tatar **Signature of Reporting Person	May 30, 2002 Date: